United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

1 VALE’S PRODUCTION AND SALES IN 2Q21 Fernandinho dam decharacterization works concluded in July 2021 YvALE

www.vale.com

vale.ri@vale.com

Tel.: (5521) 3485-3900

# Investor Relations Department

Ivan Fadel
André Werner
Mariana Rocha
Samir Bassil

B3: VALE3
NYSE: VALE
LATIBEX: XVALO

This press release may include statements about Vale's current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" "will" and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

2

# Production and sales in 2Q21

| 16 Mt increase in iron ore production (1H21 vs 1H20) | Normalization of Ponta da Madeira Terminal operations | First ore production at VBME Project | Moatize ramping up to 15 Mtpy run rate |
|---|---|---|---|

**Rio de Janeiro, July 19th, 2021** – Vale S.A. ("Vale") completed another quarter of iron ore production growth (+11%q/q) and achieving a current capacity of 330 Mtpy, which if sustained could allow for an average of 1 Mt per day production in 2H21, due to the favorable seasonality from better weather conditions in the period. The unmanned train operation in Timbopeba is performing well and the maintenance of ship loader 6 (CN6) at the Ponta da Madeira Maritime Terminal was executed as scheduled, causing no impact in this year's expected shipments. On Base Metals, the first ore production on its Reid Brook deposit at the Voisey's Bay Mine Expansion Project was an important achievement to the continued delivery of quality, predictable and responsibly sourced material to market.

**Vale's iron ore fines production[1] totaled 75.7 Mt in 2Q21**, 11.3% higher than in 1Q21, as a result of: (i) higher volumes from Brucutu with the increase of high-silica sinter feed production by dry processing taking advantage of a very favorable market environment; (ii) seasonal improvement of weather-related conditions in Serra Norte and a strong performance in Serra Leste; (iii) higher productivity in Itabira Complex, with the reassessment of temporary tailings management solutions; (iv) higher third-party purchase; and (v) wet processing production in Fábrica during the tests to resume beneficiation plant operations. Those positive results were partially offset by the interferences (tie-in effect) caused by the installation and commissioning of the first of four jaspilite crusher in S11D.

Iron ore production (Mt)



68.0
1.9
1.6
1.5
1.2
0.5
-0.4
1.4
75.7
1Q21
Brucutu sinter feed
Serra Norte and Leste performance
Itabira tailings management reassessment
Higher 3rd party purchase
Fábrica beneficiation plant tests
S11D tie-in
Others
2Q21

[1] Including third party purchases, run-of-mine and feed for pelletizing plants. Vale's product portfolio Fe content reached 62.4%, alumina 1.4% and silica 5.8%.

3

4 Considering the iron ore mining plan and the implementation of new initiatives, Vale achieved a production capacity of 330 Mtpy, mainly as a result of Serra Leste achieving full capacity. The start-up date of some operations were revised due to the time required to receive their respective authorizations, namely (i) Vargem Grande conveyor belt resumption (now expected for 3Q21); (ii) to continue Fábrica’s wet processing production (now expected for 3Q21); and (iii) Torto dam in Brucutu following the need of extra works to increase safety factor (now expected for 2H22). Vale’s pellet production totaled 8.0 Mt in 2Q21, 27.4% higher than in 1Q21, although still limited by pellet feed capacity. Quarterly increase is mainly explained by the seasonally higher pellet feed availability which was mainly directed to Oman plants and by the ramp-up of Vargem Grande pellet plant. Sales volumes of iron ore fines and pellets totaled 74.9 Mt in 2Q21, up 14.2% higher than in 1Q21, as iron ore production increased. Iron ore price premium was US$ 8.4/t2, in line with 1Q21, following higher pellet, IOCJ and BRBF premiums, which were offset by a higher share of high- silica products with the increase of sinter feed production by dry processing, taking advantage of a strong market environment. Production of finished nickel was 41.5 kt in 2Q21, 14.3% lower than 1Q21 mainly due to the labour disruption at Sudbury and unscheduled maintenance in Clydach Nickel Refinery, which impacted total production from material sourced from PTVI. On June 1st, 2021, production and maintenance employees represented by the United Steelworkers (USW) Local 6500 in Sudbury voted to reject the Company’s offer for a new five- year collective bargaining agreement, resulting in a labor disruption at Sudbury operations. Meanwhile, Vale implemented contingency plans to preserve the integrity and safety of the plants and mines. Copper production reached 73.5 kt in 2Q21, 3.9% lower than 1Q21 resulted from the labour disruption in Sudbury and delays in mining at Voisey’s Bay, partially offset by a more robust performance in Salobo due to the ramp-up of mine maintenance activities and better performance at Sossego operations. In line with COVID-19 safety measures, which limited the mobilization of contractors, Vale decided to only perform the critical maintenance activities in Sossego’s SAG mill in 2Q21. This has allowed the deferral of a major portion of the SAG mill maintenance to 2022. Vale expects production improvements as of 2H21. Also, movement at Salobo mine is improving with increased availability of equipment as the ramp-up of the mine maintenance workshop continues. Total mine movement at Salobo has 2 Iron ore premium of US$ 3.0/t and weighted average contribution of pellets of US$ 5.4/t. YvALE increased 31.2% in Q2 compared to Q1, achieving 8.4 Mt in June. Improvement in mine movement is expected to continue in Q3.

Given uncertainties concerning the labor situation in Ontario and the ramp-up of the safety and maintenance process implementation in Sossego and Salobo, **our guidance for nickel and copper for the year is under review**.

## Production summary

| | | | | | | % change | | |
|---|---|---|---|---|---|---|---|---|
| 000' metric tons | 2Q21 | 1Q21 | 2Q20 | 1H21 | 1H20 | 2Q21/1Q21 | 2Q21/2Q20 | 1H21/1H20 |
| Iron ore[1] | 75,685 | 68,031 | 67,598 | 143,715 | 127,203 | 11.3% | 12.0% | 13.0% |
| Pellets | 8,008 | 6,287 | 7,070 | 14,295 | 13,997 | 27.4% | 13.3% | 2.1% |
| Manganese Ore | 113 | 91 | 149 | 204 | 512 | 24.2% | -24.2% | -60.2% |
| Coal | 2,091 | 1,090 | 1,283 | 3,181 | 3,246 | 91.8% | 63.0% | -2.0% |
| Nickel | 41.5 | 48.4 | 49.0 | 89.9 | 102.2 | -14.3% | -15.3% | -12.0% |
| Copper | 73.5 | 76.6 | 84.5 | 150.1 | 179 | -4.0% | -13.0% | -16.1% |
| Cobalt (metric tons) | 754 | 711 | 562 | 1,465 | 1,228 | 6.0% | 34.2% | 19.3% |
| Gold (000' oz troy) | 96 | 86 | 114 | 182 | 233 | 11.6% | -15.8% | -21.9% |

[1] Including third party purchases, run-of-mine and feed for pelletizing plants.

## Sales summary

| | | | | | | % change | | |
|---|---|---|---|---|---|---|---|---|
| 000' metric tons | 2Q21 | 1Q21 | 2Q20 | 1H21 | 1H20 | 2Q21/1Q21 | 2Q21/2Q20 | 1H21/1H20 |
| Iron ore[1] | 67,218 | 59,298 | 54,615 | 126,516 | 106,271 | 13.4% | 23.1% | 19.1% |
| Pellets | 7,647 | 6,271 | 6,950 | 13,918 | 14,261 | 21.9% | 10.0% | -2.4% |
| Manganese Ore | 169 | 258 | 270 | 427 | 489 | -34.5% | -37.4% | -12.7% |
| Coal | 1,544 | 1,015 | 1,385 | 2,559 | 2,951 | 52.1% | 11.5% | -13.3% |
| Nickel[2] | 47.4 | 48.0 | 37.5 | 95.4 | 74.2 | -1.3% | 26.4% | 28.6% |
| Copper | 74.2 | 71.2 | 83.4 | 145.4 | 172.7 | 4.2% | -11.0% | -15.8% |

[1] Including third party purchases, run-of-mine and feed for pelletizing plants.
[2] Historical figures exclude VNC sales.

## Production guidance

| | 2021 |
|---|---|
| Iron ore (Mt) | 315-335 |
| Nickel (kt) | Under review |
| Copper (kt) | Under review |

5

VALE

# Iron ore

| 000' metric tons | 2Q21 | 1Q21 | 2Q20 | 1H21 | 1H20 | % change 2Q21/1Q21 | % change 2Q21/2Q20 | % change 1H21/1H20 |
|---|---|---|---|---|---|---|---|---|
| **Northern System** | **43,501** | **42,293** | **42,463** | **85,794** | **82,363** | **2.9%** | **2.4%** | **4.2%** |
| Serra Norte and Serra Leste | 26,916 | 25,300 | 24,319 | 52,216 | 45,799 | 6.4% | 10.7% | 14.0% |
| S11D | 16,585 | 16,993 | 18,144 | 33,578 | 36,564 | -2.4% | -8.6% | -8.2% |
| **Southeastern System** | **18,059** | **13,529** | **12,721** | **31,588** | **24,510** | **33.5%** | **42.0%** | **28.9%** |
| Itabira (Cauê, Conceição and others) | 7,233 | 5,681 | 5,324 | 12,914 | 11,331 | 27.3% | 35.9% | 14.0% |
| Minas Centrais (Brucutu and others) | 5,490 | 3,456 | 4,190 | 8,946 | 7,839 | 58.9% | 31.0% | 14.1% |
| Mariana (Alegria, Timbopeba and others) | 5,337 | 4,392 | 3,207 | 9,729 | 5,340 | 21.5% | 66.4% | 82.2% |
| **Southern System** | **13,441** | **11,708** | **11,768** | **25,149** | **19,124** | **14.8%** | **14.2%** | **31.5%** |
| Paraopeba (Mutuca, Fábrica and others)[1] | 5,899 | 5,317 | 5,873 | 11,216 | 9,521 | 10.9% | 0.4% | 17.8% |
| Vargem Grande (Vargem Grande, Pico and others) | 7,542 | 6,391 | 5,895 | 13,933 | 9,603 | 18.0% | 27.9% | 45.1% |
| **Midwestern System** | **684** | **500** | **645** | **1,184** | **1,204** | **36.8%** | **6.0%** | **-1.7%** |
| Corumbá | 684 | 500 | 645 | 1,184 | 1,204 | 36.8% | 6.0% | -1.7% |
| **IRON ORE PRODUCTION[2]** | **75,685** | **68,031** | **67,598** | **143,715** | **127,203** | **11.3%** | **12.0%** | **13.0%** |
| **IRON ORE SALES[3]** | **67,218** | **59,298** | **54,615** | **126,516** | **106,271** | **13.4%** | **23.1%** | **19.1%** |
| **IRON ORE AND PELLETS SALES[3]** | **74,865** | **65,569** | **61,565** | **140,434** | **120,532** | **14.2%** | **21.6%** | **16.5%** |

[1] 1Q21 results were reviewed (-13 kt than previously announced).
[2] Including third party purchases, run-of-mine and feed for pelletizing plants.
[3] Including third party purchases and run-of-mine.

### Production variation (1Q21 x 2Q21)
### Mt



68.0
1.2
4.5
1.7
0.2
75.7
1Q21
Northern System
Southeastern System
Southern System
Midwestern System
2Q21

## Northern System

The better performance of our Northern System was caused by the seasonal improvement from better weather conditions and the strong performance in Serra Leste, which achieved its full production capacity of 6 Mtpy; but partially offset by the negative impact of the tie-in effect of the installation of the first of four jaspilite crushers in S11D. The second jaspilite crusher is expected to be installed by the end of 3Q21.

As previously announced, Vale has resumed loading activities at ship loader 6 at the Ponta da Madeira Maritime Terminal, in São Luís, Maranhão, after 5 months of maintenance due to a fire in the equipment. The maintenance of ship loader 6, which involved the substitution of over

6

7 60% of its components, did not impact Ponta da Madeira Maritime Terminal’s monthly iron ore shipment schedule for the year. Southeastern System The solid performance of Southeastern System’s was a result of (i) the increase in high-silica sinter feed production in Brucutu from dry processing, thus taking advantage of the strong iron ore market with a solid price environment; (ii) higher productivity in Itabira Complex, with the reassessment of temporary tailings management solutions; and (iii) better performance at the Timbopeba site from the commissioning of the 3 additional wet-processing lines during March and despite the 9-day stoppage due to Xingu dam interdiction in EFVM railway operation. In compliance with the interdiction term drawn up by the Regional Superintendence of Labor (SRT), the access of workers and the circulation of vehicles to the flood zone of the Xingu dam, located in Mariana, including the EFVM railway, was suspended, temporally impacting Timbopeba and Alegria site operations. In order to guarantee the operational stability of these sites, Vale implemented an unmanned train operation covering a 16 km stretch to expedite Timbopeba site production and increased the ROM availability from Alegria mine. Southern System The operational performance in 2Q21 can be in large attributed to (i) higher third-party purchases; (ii) production in Fábrica by wet processing during the tests to resume beneficiation plant operations; and (iii) stronger production from Abóboras and Capitão do Mato mines, located in Vargem Grande complex, as expected in mining plan. YvALE

## Operational stabilization and resumption plan

| | Actions in Progress | Accomplishments in 2Q21 | Timeline for Resumption |
|---|---|---|---|
| **Northern System** | • Licensing and opening new mining fronts.<br>• Progressing on the construction of Gelado, Northern System 240 Mtpy and Serra Sul 120 projects. | • Serra Leste reached its full capacity (6 Mtpy).<br>• Installation and ramp-up of first of four crushers to process jaspilite ore bodies in S11D. | • 2021/22: Installation of new crushers to process jaspilite ore bodies in S11D.<br>• 1H22: Start-up of Gelado project with 10 Mtpy capacity.<br>• 2H22: Start-up of Northern System 240 Mtpy project, increasing the System's capacity by 10 Mtpy.<br>• 1H23: Expansion of Serra Leste to 8 Mtpy capacity.<br>• 2021/23: Applying for new licenses and opening new mining fronts.<br>• 2H24: Start-up of Serra Sul 120 project[3].<br>• 2025: Usina 1 shift to 100% dry processing temporarily impacting production. |
| **Itabira** | • Completion of tailings' filtration plants construction to increase wet processing capacity.<br>• Requirements to restart Itabiruçu dam raising construction works.<br>• Tailings piles developing and licensing to support filtration plant. | • Tailings' filtration plant construction works achieved 73% and 71% of physical progress in Cauê and Conceição, respectively.<br>• Reassessment of temporary tailings management solutions. | • 2021/22: Capacity restrictions due to area constraint for tailings disposal.<br>• 2021/22: Start-up of Cauê and Conceição tailings filtering plants and dry stacking activities.<br>• 2H22: Completion of Itabiruçu raising works. |
| **Brucutu** | • Usage maximization of the remaining volume of Sul dam to support current operation.<br>• Tailings piles developing and licensing to support filtration plant.<br>• Completion of Torto dam[4] and tailings' filtration plant construction to increase wet processing capacity.<br>• Assessment of Norte/Laranjeiras dam geotechnical characteristics. | • Increase of sinter feed production by dry processing, due to the positive market environment, achieving 16 Mtpy capacity in Brucutu site.<br>• Need of extra works identified to increase safety factor of Torto dam.<br>• Tailings' filtration plant construction works achieved 73% of physical progress. | • 1Q22: Start-up of tailings' filtering plant and dry stacking activities.<br>• 2H22: Start-up of Torto dam[5], increasing site's capacity to 28 Mtpy after conclusion of extra works. |

[3] Start-up date was reviewed by new licensing expectations. Previously, start-up was expected to 1H24.

[4] A positive declaration of stability condition (DCE) and an operating license for Torto dam operations are necessary, relying on the external auditor and authorities' assessment.

[5] Start-up date was reviewed due to the time required to receive authorizations following additional works to increase safety factor identified. Previously, start-up was expected to 4Q21.

8

| | Actions in Progress | Accomplishments in 2Q21 | Timeline for Resumption |
|---|---|---|---|
| **Fábrica** | • Conclusion of beneficiation plant vibration tests (to certify the absence of impacts on the site's structures), depending on external assessment/ approval.<br>• Studies to resume mining blasting activities. | • Vibration tests at beneficiation plant and pelletizing facilities were concluded, waiting final authorization. | • 3Q21: Final authorization to maintain wet processing production[6].<br>• 2022: Resumption of Fábrica pellet plant, depending on market conditions. |
| **Vargem Grande Complex** | • Completion of Maravilhas III dam to increase wet processing capacity.<br>• Licensing and development of new waste piles for Capitão do Mato mine.<br>• Tailings piles developing and licensing to support filtration plant.<br>• Studies to debottleneck logistics capacity, limited by the impossibility to operate the long-distance conveyor belt in the segment close to the Vargem Grande dam and the use of autonomous train in Forquilhas and Grupo dams self-rescue zones (ZAS). | • Approval received to resume blasting activities at Galinheiro and Abóboras mines.<br>• Maravilhas III dam first phase construction works completed, pending stability declaration emission.<br>• Vibration tests at VGR's conveyor belt are ongoing and results are under analysis. | • 3Q21: Start-up of Maravilhas III dam.<br>• 3Q21: Unlock site's conveyor belt capacity[7].<br>• 2022/23: Start-up of new waste piles.<br>• 2023: Start-up of 1.5 Mtpy capacity dry magnetic concentration plant.<br>• 2021/27: Increase railway capacity, advancing in studies to elevate automated train productivity and decreasing emergency levels of Forquilhas and Grupo dams[8]. |

[6] Previously, final authorization was expected to 2Q21.
[7] Start-up date was reviewed by the need of additional analysis requested by auditors and Vale's geotechnical team to certify the absence of impact on Vargem Grande dam. Previously, start-up was expected to 2Q21.
[8] Decrease of emergency levels also depends on external evaluation by ANM and external auditors.

9

# Pellets

| 000' metric tons | 2Q21 | 1Q21 | 2Q20 | 1H21 | 1H20 | % change 2Q21/1Q21 | 2Q21/2Q20 | 1H21/1H20 |
|---|---|---|---|---|---|---|---|---|
| **Northern System** | **748** | **961** | **919** | **1,709** | **1,802** | **-22.2%** | **-18.6%** | **-5.2%** |
| São Luis | 748 | 961 | 919 | 1,709 | 1,802 | -22.2% | -18.6% | -5.2% |
| **Southeastern System** | **3,963** | **3,609** | **3,537** | **7,572** | **8,669** | **9.8%** | **12.0%** | **-12.7%** |
| Tubarão 1 and 2 | - | - | - | - | - | - | - | - |
| Itabrasco (Tubarão 3) | 742 | 583 | 455 | 1,325 | 1,343 | 27.3% | 63.1% | -1.3% |
| Hispanobras (Tubarão 4) | - | 169 | 363 | 169 | 992 | -100.0% | -100.0% | -83.0% |
| Nibrasco (Tubarão 5 and 6) | 974 | 699 | 842 | 1,673 | 2,067 | 39.3% | 15.7% | -19.1% |
| Kobrasco (Tubarão 7) | 803 | 607 | 541 | 1,410 | 1,351 | 32.3% | 48.4% | 4.4% |
| Tubarão 8 | 1,445 | 1,551 | 1,336 | 2,996 | 2,916 | -6.8% | 8.2% | 2.7% |
| **Southern System** | **975** | **656** | **129** | **1,631** | **129** | **48.6%** | **655.8%** | **1,164.3%** |
| Fábrica | - | - | - | - | - | - | - | - |
| Vargem Grande | 975 | 656 | 129 | 1,631 | 129 | 48.6% | 655.8% | 1164.3% |
| **Oman** | **2,322** | **1,061** | **2,485** | **3,383** | **3,397** | **118.9%** | **-6.6%** | **-0.4%** |
| **PELLETS PRODUCTION** | **8,008** | **6,287** | **7,070** | **14,295** | **13,997** | **27.4%** | **13.3%** | **2.1%** |
| **PELLETS SALES** | **7,647** | **6,271** | **6,950** | **13,918** | **14,261** | **21.9%** | **10.0%** | **-2.4%** |

## Production overview

Pellet production increased from 1Q21, although still limited by the pellet feed availability from Itabira and Brucutu. Quarterly results variations are mainly explained by the seasonally higher pellet feed availability which was mainly directed for Oman plants and the ramp-up of Vargem Grande pellet plant, which were partially offset by a 20-day maintenance carried out in São Luis plant in May and June.

10

VALE

# Manganese ore and ferroalloys

| | | | | | | % change | | |
|---|---|---|---|---|---|---|---|---|
| 000' metric tons | 2Q21 | 1Q21 | 2Q20 | 1H21 | 1H20 | 2Q21/1Q21 | 2Q21/2Q20 | 1H21/1H20 |
| **MANGANESE ORE PRODUCTION** | **113** | **91** | **149** | **204** | **512** | **24.2%** | **-24.2%** | **-60.0%** |
| Azul | - | - | - | - | 230 | - | - | -100% |
| Urucum | 78 | 63 | 131 | 142 | 241 | 23.8% | -40.5% | -41.2% |
| Morro da Mina | 35 | 28 | 18 | 63 | 41 | 25.0% | 95.2% | 53.9% |
| **MANGANESE ORE SALES** | **169** | **258** | **270** | **427** | **489** | **-34.5%** | **-37.4%** | **-12.8%** |
| **FERROALLOYS PRODUCTION** | **19** | **16** | **15** | **35** | **43** | **18.8%** | **26.7%** | **18.7%** |
| **FERROALLOYS SALES** | **15** | **14** | **10** | **29** | **37** | **7.1%** | **50.0%** | **20.2%** |

### Production and sales overview

Manganese ore production totaled 113 kt in 2Q21, 24.2% higher than in 1Q21, mainly due to the end of the rainy season and improved performance at the beneficiation plant in Morro da Mina. However, the 2Q21 production was 24.2% down on the same quarter in 2020, due to adjustments in the mining plan to ensure the safety and sustainability of underground operations at the Urucum mine.

Manganese ore sales reached 169 kt in 2Q21, 34.5% lower than in 1Q21, due to the lower inventory volume remaining from the Azul Mine, following its ongoing suspension of operations.

Ferroalloy production and sales volumes were higher than in 1Q21, mainly due to the operation resumption of a furnace at the Ouro Preto plant, following the recovery in market demand.

11

VALE

# Nickel

## Finished production by source

| 000' metric tons | 2Q21 | 1Q21 | 2Q20 | 1H21 | 1H20 | % change 2Q21/1Q21 | 2Q21/2Q20 | 1H21/1H20 |
|---|---|---|---|---|---|---|---|---|
| Canada | 20.4 | 25.2 | 26.6 | 45.6 | 48.5 | -19.0% | -23.3% | -6.0% |
| Sudbury | 9.0 | 12.0 | 13.5 | 21.0 | 25.5 | -25.0% | -33.3% | -17.6% |
| Thompson | 1.4 | 2.8 | 3.6 | 4.2 | 6.3 | -50.0% | -61.1% | -33.3% |
| Voisey's Bay | 10.0 | 10.4 | 9.4 | 20.4 | 16.7 | -3.8% | 6.4% | 22.2% |
| Indonesia | 14.5 | 15.4 | 17.5 | 29.9 | 36.1 | -5.8% | -17.1% | -17.2% |
| Brazil | 5.2 | 6.3 | 3.2 | 11.5 | 6.2 | -17.5% | 62.5% | 85.5% |
| Feed from third parties[1] | 1.3 | 1.6 | 1.7 | 2.9 | 3.5 | -18.8% | -23.5% | -17.1% |
| **NICKEL PRODUCTION** | **41.5** | **48.4** | **49.0** | **89.9** | **102.2** | **-14.3%** | **-15.3%** | **-12.0%** |
| **NICKEL SALES[2]** | **47.4** | **48.0** | **37.5** | **95.4** | **74.2** | **-1.3%** | **26.4%** | **28.6%** |

[1] External feed purchased from third parties and processed into finished nickel in our Canadian operations.
[2] Historical figures exclude VNC sales.

## Production Variation (1Q21 x 2Q21)
kt



48.4
-4.8
-0.9
-1.1
-0.3
41.5
1Q21
Canada
Indonesia
Brazil
Feed from third parties
2Q21

### Canadian operations

Finished production from Sudbury and Thompson ore sources declined 25% q/q and 50% q/q, respectively. The lower volume was mainly due to the labor disruption in Sudbury operations started in June, as the concentrate originated from the ore mined at Sudbury and Thompson are both further processed in Sudbury's Copper Cliff smelter.

Finished production from Voisey's Bay ore source in 2Q21 was relatively in line with 1Q21, as Long Harbour continues to have solid production rates. In addition, Vale reached first ore production on the Reid Brook deposit at the Voisey's Bay Mine Expansion Project in June, which is now 66% complete.

### Indonesian operation (PTVI)

Finished production from PTVI source reached 14.5 kt in 2Q21, 5.8% lower than 1Q21 and 17.1% lower than 2Q20, mainly due to a 48-day unscheduled maintenance of one of the kilns at Clydach Nickel Refinery.

12

13 Nickel-in-matte production at PTVI site reached 15.0 kt in 2Q21, relative in line with 1Q21 and 19.8% lower than 2Q20, mainly due to delayed ramp-up of furnace following maintenance activities. Brazilian operation (Onça Puma) Production at Onça Puma reached 5.2 kt in 2Q21, 17.5% lower than 1Q21, mainly due to furnace operational challenges impacting finished production, which should be partially addressed in the planned maintenance in 2H21 and completely in 2022. Feed from third parties Finished nickel produced from third-party feed reached 1.3 kt in 2Q21, 18.8% lower than 1Q21 mainly due to labour disruption in Sudbury, which impacted the ability to process the material. The purchase of third-party feed is a normal process to sustain a regular finished nickel production flow. Sales Nickel sales volumes were 47.4 kt in 2Q21, in line with 1Q21, as the sale of available inventories offset the lower production for the quarter. YvALE

# Copper

### Finished production by source

| 000' metric tons | 2Q21 | 1Q21 | 2Q20 | 1H21 | 1H20 | % change 2Q21/1Q21 | % change 2Q21/2Q20 | % change 1H21/1H20 |
|---|---|---|---|---|---|---|---|---|
| **BRAZIL** | **55.2** | **50.0** | **60.8** | **105.2** | **125.4** | **10.4%** | **-9.2%** | **-16.1%** |
| Salobo | 38.7 | 34.1 | 41.3 | 72.8 | 83.5 | 13.5% | -6.3% | -12.8% |
| Sossego | 16.6 | 15.9 | 19.5 | 32.5 | 41.9 | 4.4% | -14.9% | -22.4% |
| **CANADA** | **18.2** | **26.6** | **23.7** | **44.8** | **53.6** | **-31.6%** | **-23.2%** | **-16.4%** |
| Sudbury | 13.0 | 19.4 | 21.9 | 32.4 | 45.0 | -33.0% | -40.6% | -28.0% |
| Thompson | 0.1 | 0.2 | 0.3 | 0.3 | 0.5 | -50.0% | -66.7% | -40.0% |
| Voisey's Bay | 4.5 | 6.1 | 0.5 | 10.6 | 5.8 | -26.2% | 800.0% | 82.8% |
| Feed from third parties | 0.6 | 1.1 | 1.0 | 1.7 | 2.3 | -45.5% | -40.0% | -26.1% |
| **COPPER PRODUCTION** | **73.5** | **76.6** | **84.5** | **150.1** | **179.0** | **-4.0%** | **-13.0%** | **-16.1%** |
| **COPPER SALES** | **74.2** | **71.2** | **83.4** | **145.4** | **172.7** | **4.2%** | **-11.0%** | **-15.8%** |
| Copper Sales Brazil | 55.8 | 45.4 | 59.7 | 101.2 | 118.3 | 22.9% | -6.5% | -14.5% |
| Copper Sales Canada | 18.4 | 25.8 | 23.7 | 44.2 | 54.4 | -28.7% | -22.4% | -18.8% |

### Production Variation (1Q21 x 2Q21)
### kt



76.6
5.2
-8.4
73.5
1Q21
Brazil
Canada
2Q21

### Production and sales overview

In 2Q21, copper production in Salobo totalled 38.7 kt, 13.5% higher than 1Q21 and 6.3 % lower than 2Q20. Both qoq increase and yoy decrease were a result of the ramp up of maintenance activities after a broader review of maintenance routines in 1Q21, which restricted mine movement due to lower equipment availability.

Copper production in Sossego totalled 16.6 kt, 4.4% higher than 1Q21 and 14.9% lower than 2Q20. Production volumes improved compared to 1Q21 as a result of delays in maintenance activities and SAG mill issues in 1Q21. In comparison to 2Q20, production was 14.9% lower due to a necessary 15-day scheduled maintenance performed during 2Q21. This maintenance has enabled the postponement of a major scheduled SAG mill maintenance to 2022. Consequently, Vale expects performance improvements in 2H21.

In 2Q21, copper production in Canada reached 18.2 kt, 31.6% lower than 1Q21 and 23.2% lower than 2Q20. Production was impacted mainly by Sudbury strike and delays in mining in

14

15 Voisey’s Bay due to pit flooding, primarily related to extraordinary weather conditions, which affected copper concentrate production. The pit conditions have recovered well. Sales volumes9 of copper were 74.2 kt in 2Q21, 4.2% higher than 1Q21, mainly due to higher production in Brazilian operations which was offset by lower concentrate production in North Atlantic operations. Sales volumes were higher than production in 2Q21 due to delays in copper concentrates shipments from Brazilian operations from March to April and sale of available inventories from Canadian operations. 9 Sales volumes are lower compared to production volumes due to payable copper vs. contained copper: part of the copper contain ed in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than contained volumes. YvALE

# Base Metals by-products

## Finished production by source

| 000' metric tons | 2Q21 | 1Q21 | 2Q20 | 1H21 | 1H20 | % change 2Q21/1Q21 | 2Q21/2Q20 | 1H21/1H20 |
|---|---|---|---|---|---|---|---|---|
| COBALT | 754 | 711 | 562 | 1,465 | 1,228 | 6.1% | 34.2% | 19.3% |
| Sudbury | 116 | 96 | 156 | 212 | 297 | 20.8% | -25.6% | -28.6% |
| Thompson | 13 | 14 | 13 | 27 | 35 | -7.1% | 0.0% | -22.9% |
| Voisey's Bay | 463 | 476 | 433 | 939 | 740 | -2.7% | 6.9% | 26.9% |
| Others | 161 | 124 | 64 | 285 | 156 | 29.8% | 151.6% | 82.7% |
| PLATINUM (000' oz troy) | 30 | 30 | 35 | 60 | 83 | 0.0% | -14.3% | -27.7% |
| PALLADIUM (000' oz troy) | 36 | 39 | 51 | 75 | 110 | -7.7% | -29.4% | -31.8% |
| GOLD AS BY-PRODUCT (000' oz troy)[1] | 96 | 86 | 114 | 182 | 233 | 11.6% | -15.8% | -21.9% |
| TOTAL BY-PRODUCTS (000' metric tons Cu eq.)[2 3] | 42 | 43 | 69 | 85 | 144 | -3.3% | -38.7% | -40.9% |

[1] Includes gold from Copper and Nickel operations.
[2] Includes iridium, rhodium, ruthenium and silver.
[3] Copper equivalent tonnes calculated using average market metals prices for each quarter. Market reference prices: for copper, cobalt, gold and silver: LME spot; for Platinum and Palladium: NYMEX spot; for other PGMs: Johnson Matthey.

16

VALE

17 Coal Production Variation (1Q21 x 2Q21) Mt Production and sales overview Coal production totalled 2.1 Mt in 2Q21, posting solid growth both on a quarter-on-quarter and year-over-year basis due to the improved productivity after the major plant revamp concluded last quarter. The revamp removed important bottlenecks in the processing plants by increasing equipment availability and productivity. The production is ramping-up in line with the plan to reach the annual production rate of 15Mtpy during the second semester of 2021. The feed rate of both plants is already stabilized, and the improved operational conditions support the goal to enhance productivity and reach higher production rates. During the revamp period, inventory levels were kept to a minimum to support the lower production volumes. The higher production in 2Q21 enabled Vale to rebuild its operational inventories to sustainable levels, limiting coal sales in the quarter. % change 000’ metric tons 2Q21 1Q21 2Q20 1H21 1H20 2Q21/1Q21 2Q21/2Q20 1H21/1H20 COAL PRODUCTION 2,091 1,090 1,283 3,181 3,246 91.8% 63.0% -2.0% Metallurgical Coal 980 558 698 1,538 1,680 75.8% 40.5% -8.5% Thermal Coal 1,111 532 585 1,643 1,565 108.7% 89.8% 5.0% COAL SALES 1,544 1,015 1,385 2,559 2,951 52.1% 11.5% -13.3% Metallurgical Coal 713 474 516 1,187 1,221 50.4% 38.4% -2.8% Thermal Coal 831 541 869 1,373 1,730 53.6% -4.4% -20.6% - ■ 1021 Metallurgical Thermal 2021 coal Coal YvALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 19, 2021		Head of Investor Relations